UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Commission File Number: 001-38177
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Clementia Pharmaceuticals Inc.
(Translation of registrant’s name into English)
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1000 de la Gauchetière West, Suite 1200, Montreal, Quebec, H3B 4W5, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

A Notice of Special Meeting of Shareholders and Management Information Circular

Form of Proxy for Registered Shareholders

A Letter of Transmittal

Exhibits

99.1 – Notice of Special Meeting of Shareholders and Management Information Circular

99.2 – Form of Proxy for Registered Shareholders

99.3 – Letter of Transmittal

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clementia Pharmaceuticals Inc.
(Registrant)

Date: March 13, 2019	By:	/s/ Steve Forte

Steve Forte
Chief Financial Officer